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ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELIMINARY PROSPECTUS
SUPPLEMENT DATED JUNE 2, 2008 AND
ACCOMPANYING PROSPECTUS DATED
JULY 12, 2006)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-135716

Senior Housing Properties Trust
Issuer Free Writing Prospectus Dated June 3, 2008

        The information in this Issuer Free Writing Prospectus supplements, and should be considered in connection with, the information contained in the Preliminary Prospectus Supplement dated June 2, 2008 and the accompanying Prospectus dated July 12, 2006, or the preliminary prospectus, of Senior Housing Properties Trust, or Senior Housing. The following information assumes no exercise of the underwriter's over-allotment option.

        Total shares offered:    The Senior Housing offering has been increased from 10,000,000 common shares of beneficial interest to 17,000,000 common shares of beneficial interest. In addition, the underwriters have been granted an over-allotment option for 2,550,000 common shares of beneficial interest.

        Public offering price:    The public offering price is $21.09 per share.

        Last reported sale price of common shares on the New York Stock Exchange on June 3, 2008:    $21.09 per share.

        Proceeds to Senior Housing:    Net proceeds to Senior Housing from the offering, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $342.1 million, instead of approximately $211.9 million as originally reflected in the preliminary prospectus.

        Common shares outstanding after the offering:    Senior Housing shares outstanding after the offering will be approximately 111,938,558 shares, instead of 104,938,558 shares as originally reflected in the preliminary prospectus.

        Use of proceeds:    Senior Housing intends to use the net proceeds to repay borrowings under its revolving credit facility and for general business purposes, including funding in part pending acquisitions or possible future acquisitions of properties.

        Increase in authorized shares:    On June 3, 2008, Senior Housing amended its declaration of trust, increasing the number of its authorized shares of beneficial interest from 100,000,000 to 150,000,000. Senior Housing's authorized shares are currently classified as follows: (i) 149,700,000 common shares, $0.01 par value per share; and (ii) 300,000 junior participating preferred shares, $0.01 par value per share.

        Settlement date:    The closing of the offering is expected to occur on June 6, 2008.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Investment Bank at 888-827-7275, Merrill Lynch & Co. at 866-500-5408 or Morgan Stanley at 866-718-1649.

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Senior Housing Properties Trust Issuer Free Writing Prospectus Dated June 3, 2008